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BRIGHT MINDS BIOSCIENCES ANNOUNCES US$35 MILLION NON-BROKERED PRIVATE PLACEMENT

Vancouver, British Columbia, October 18, 2024 - Bright Minds Biosciences Inc. (CSE: DRUG) (NASDAQ: DRUG) (“Bright Minds” or the “Company”) is pleased to announce a non-brokered private placement of common shares in the capital of the Company (“Shares”) at a price of USD$21.70 per Share (the “Share Offering”). In addition to the Shares issued under the Share Offering, the Company reserves the right to issue pre-funded warrants of the Company (“PFWs”) at USD$21.699 per PFW (the “PFW Offering”, together with the Share Offering, the “Offering”). The aggregate gross proceeds of the Share Offering and the PFW Offering, on a combined basis, is for up to USD$35,000,000. The Company, in its sole discretion, may determine the number of PFWs issued pursuant to the PFW Offering and the number of Shares issued pursuant to the Share Offering.

Each PFW is exercisable into one Share (each, a “PFW Share”) at an exercise price of $0.001 per PFW Share on the date that is the earlier of (a) the date the holder thereof elects to exercise the PFWs and pays the exercise price therefor, and (b) 5 years from the date of closing (the “Closing Date”).

The Company intends to use the aggregate gross proceeds from the Offering to for research and development related to its drug development programs, and general working capital. Each of the Share Offering and the PFW Offering may close on one or more dates as the Company may determine.

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All securities issued in connection with the Offering will be subject to a statutory hold period of four months and one day following the Closing Date in accordance with applicable Canadian securities laws.

The Shares, the PFWs and PFW Shares (collectively, the “Securities”) have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, the Securities of the Company may not be offered or sold in the United States or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Any Securities offered and sold in the United States shall be issued as “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

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Company Contact:

Alex Vasilkevich

Chief Operating Officer

Bright Minds Biosciences Inc.

T: (414)7316422

E: alex@brightmindsbio.com

www.brightmindsbio.com

Investor Relations:
Lisa Wilson

T: 917-543-9932
E: lwilson@insitecony.com

The Canadian Securities Exchange has neither approved nor disapproved the information contained herein and does not accept responsibility for the adequacy or accuracy of this news release.

This news release contains “forward-looking information”. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include the completion of the Offering as well as the use of proceeds for the Offering.  A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking information in this news release. These factors include the company’s financial position and operational runway, regulatory risk to operating in the pharmaceutical industry, and inaccuracies related to the assumption made by management relating to general availability of resources required to operate the studies noted in this news release. Additional risk factors can also be found in the Company’s public filings under the Company’s SEDAR+ profile at www.sedarplus.ca. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances, management’s estimates or opinions should change, except as required by securities legislation. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

[*Certain portions of the news release have been redacted to comply with Rule 135c under the United States Securities Act of 1933, as amended.]